Under the Securities Exchange Act of 1934

KURRANT FOOD ENTERPRISES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

501292 106
(CUSIP Number)

Christopher Bell
3029 S. Cherry Way
Denver, Colorado 80222
(303) 300-5255
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 501292 106             13D

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

Christopher Bell
_______________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group*   (a)
                        (b)

_______________________________________________________________________

(3) SEC Use Only

_______________________________________________________________________

(4) Source of Funds*

    PF
_______________________________________________________________________

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

    None
_______________________________________________________________________

(6) Citizenship or Place of Organization

    Colorado
_______________________________________________________________________
Number of Shares           (7) Sole Voting Power
Beneficially Owner
by Each Reporting            5,100,000
Person
                ______________________________________________________

                    (8) Shared Voting Power

                        -0-
                ______________________________________________________

                    (9) Sole Dispositive Power

                ______________________________________________________

                    (10) Shared Dispositive Power

                        -0-
                ______________________________________________________

                    (11) Aggregate Amount Beneficially Owned by Each Reporting Person

                        5,100,000 Common Shares
                ______________________________________________________

                    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                ______________________________________________________

                    (13) Percent of Class Represented by Amount in Row (11)

                           40.5%
                ______________________________________________________

                    (14) Type of Reporting Person

                        IN
                ______________________________________________________

Item 1. Security and Issuer:

This statement on Schedule 13D relates to the shares of the common stock $0.001 par value (the "Shares") of Kurrant Food Enterprises, Inc., a Colorado corporation (the "Company"). The address of the Company's principal executive office is: 3029 S. Cherry Way, Denver, Colorado 80222.

Item 2. Identity and Background

(a)	This statement is being filed on behalf of Christopher Bell (the "Reporting Person"). The Reporting Person is taking the action discussed herein.

(b)	The business address of the Reporting Person is 3029 S. Cherry Way, Denver, Colorado 80222.

(c)	The Reporting Person is a natural person and a resident of the State of Colorado.

(d)	The Reporting Person has not, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation by it with respect to such laws.

(f)	The Reporting Person is a United States person.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Bell was a founder and principal owner of the prior operation. The source of funds for the activity disclosed herein was past services valued at $5,100 for the initial capitalization of the Company.

Item 4. Purpose of Transaction

The securities were acquired by Mr. Bell for investment. Christopher Bell and Travis Thompson each contributed services in connection with the founding of the Company. Each person owns 5,100,000 shares or 40.5% of the Company. In addition, Mr. Bell has an option to purchase 5,000,000 shares of Mr. Thompson's common stock for a period beginning May 4, 2005 and ending May 4, 2008. This option may be exercised only in the event that all or a substantial portion of the stock or assets of the Company are purchased and/or otherwise transferred pursuant to a reorganization, merger or acquisition or similar transaction, and/or in the event of the purchase of fifty percent or more of the combined voting power of our then outstanding voting securities.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Exchange Act Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)
The Reporting Person is the record and beneficial owner of 5,100,000 shares of Common Stock, constituting approximately 40.5% of the shares of Common Stock to be outstanding as of the date upon which all shares have been issued.

(b)
The Reporting Person has sole voting power with respect to 5,100,000 shares of Common Stock. The Reporting Person has sole dispositive power with respect to 5,100,000 shares of Common Stock and shared dispositive power with respect to -0- Shares.

(c)	Other than as disclosed above in Item 4, the Reporting Person has not engaged in any transactions with respect to the Common Stock during the past 60 days.

(d)
Other than the affiliated groups of the Reporting Person, no other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer

Except as described above in Item 4, the Reporting Person has not entered into any contractual relationships with respect to any securities of the Company.

Item 7. Material to Be Files as Exhibits

None.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     9/05/06                     /s/ Christopher Bell
       Date                       Christopher Bell